

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 18, 2016

Via E-mail
Jeoffrey C. Baterina
Chief Executive Officer
Kokos Group Inc.
One World Trade Center
121 Southwest Salmon Street, Suite 1100
Portland, Oregon, 97204

>   **Re: Kokos Group Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 27, 2016**
>   **File No. 333-214276**

Dear Mr. Baterina:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Cover page

2. We note your reference to the safe harbor from broker-dealer registration set out in Rule 314-1. Please revise to correct the citation to the safe harbor from broker-dealer registration.

The Offering, page 6

3. We note your statement that "Kokos Group Inc. may at its discretion extend the offering for an additional 60 days or such period as the Company deems reasonable …." Please revise to clearly indicate the duration of any extension of the offering period.

Directors, Executive Officers, Promoter and Control Persons, page 22

4. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Baterina should serve as a director, as required by Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 24

5. Please identify any promoters. See Item 404(c)(1) of Regulation S-K.

6. We note that as of August 31, 2016 the company has received $1,675 from Mr. Jeoffrey Baterina. Please revise to provide the disclosure required by Item 404(d) of Regulation S-K.

Exhibits

Exhibit 5.1 Legality Opinion

7. Please revise the legality opinion to consent to the firm being named in the prospectus.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Andrew J. Befumo, Esq.